Johnstone & Company
Barristers & Solicitors
Experience, dedication, integ

02060306

Exemption No. 82-4637

COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

October 31, 2002

VIA TELECOPIER ONLY
Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5

Attention: Insider Reports

SUPPL

Fax: (604) 899-6550

British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Insider Reports

02 NOV 13 AM 10: 10

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

Enclosed please find a copy of the Insider Report for **JOHN PERREAULT** dated October 30, 2002.

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Kathleen E. Skerrett

cc: United States Securities and Exchange Commission - Via Ordinary Mail
- 12g3-2(b) **(Exemption No. 82-4637)**

Encls.
KES/vl

F:\WPDOC\LTR\ZTEST\ins jp oct02.wpd

Exemption No. 82-4637

TOTAL

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5 | 7

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 27 | 9 | 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): ___ ___ ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: PERREAULT

GIVEN NAMES: JOHN

NO. / STREET / APT: 17605 McCOWAN ROAD

CITY: CEDAR VALLEY

PROV: ONTARIO — POSTAL CODE: L0G 1E0

BUSINESS TELEPHONE NUMBER: 416-297-5155

BUSINESS FAX NUMBER: 416-297-5158

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[X] ONTARIO
[ ] QUEBEC
[ ] SASKATCHEWAN

Others U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A Designation of class of securities	B Balance of class of securities on last report	C Transactions Date (Day)	Month	Year	Nature	Number/value acquired	Number/value disposed of	Unit price / exercise price	Currency	D Present balance of class of securities held	E Direct/indirect ownership	F Identify the registered holder where ownership is indirect or control or direction is exercised
OPTIONS	320,000									320,000	1	
COMMON SHARES	5,513,100	24	10	2002	10		20,000	$0.08		5,493,100	1	

ATTACHMENT [ ] YES [X] NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN PERREAULT

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 30 / 10 / 2002

002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5 | 7

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 27 | 9 | 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): | |

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: PERREAULT

GIVEN NAMES: JOHN

No. STREET APT: 17835 McCOWAN ROAD

CITY: CEDAR VALLEY

PROV.: ONTARIO POSTAL CODE: L0G 1E0

BUSINESS TELEPHONE NUMBER: 416-297-5155

BUSINESS FAX NUMBER: 416-297-5156

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

Others U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	320,000									320,000	1	
COMMON SHARES	5,513,100	24	10	2002	10		20,000	$0.08		5,493,100	1	

ATTACHMENT [ ] YES [X] NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN PERREAULT

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 30 | 10 | 2002